Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

September 10, 2009

Catalyst achieves PEFC chain of custody at Canadian paper mills

Richmond, BC – Catalyst Paper (TSX:CTL) has obtained chain-of-custody certification from the Programme for the Endorsement of Forest Certification (PEFC) for its four Canadian paper mills. The certification is effective September 1, 2009 and replaces the PricewaterhouseCoopers chain of custody which was implemented in 2004. Unlike the previous system, PEFC enables Catalyst to label select paper products as originating from forests managed to specific certification standards.

“Catalyst has a well-established environmental management system at all our mills,” said Richard Garneau, president and CEO, “and this extends to our preference for certified fibre. Converting our BC mills to PEFC – a widely recognized chain of custody – lets customers know our fibre sourcing, tracking and verification also measures up to high standards.”

Earlier this year, the company achieved Forest Stewardship Council (FSC) certification at its recycle mill in Snowflake, Arizona. Catalyst also produces FSC-certified de-inked pulp at its Paper Recycling Division in British Columbia.

PEFC is an independent, non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes. Catalyst manufactures paper using fibre certified under two PEFC-recognized programs – the Canadian Standards Association and the Sustainable Forestry Initiative (SFI).

Catalyst will allocate and track available fibre supplies using the credit system so as to ensure that select paper products contain 100 per cent certified fibre. Under PEFC, customers are able to give their support for certification greater visibility with on-product use of a PEFC label or an SFI logo.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information contact:

Lyn Brown
Vice President, Corporate Relations
(604) 247-4713